UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to _________

Commission File Nos. 333-66430 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTAN STORES, INC. SAVINGS PLUS PLAN FOR UNION ASSOCIATES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTAN STORES, INC., 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Assets Available for Benefits
as of December 31, 2003 and 2002

Statement of Changes in Assets Available for Benefits for the year ended
December 31, 2003

Notes to Financial Statements

Supplemental Schedule for the year ended December 31, 2003

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

99.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is "furnished," not "filed."

99.2 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION
ASSOCIATES

Dated: August 5, 2004

By: SPARTAN STORES, INC.
Plan Administrator

By: /s/ Mark C. Eriks

Mark C. Eriks
Executive Vice President Support Services

31221.31222 1018294

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm
99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is "furnished," not "filed."
99.2	Performance Table

Spartan Stores, Inc. Savings Plus Plan for Union Associates

Financial Statements as of
December 31, 2003 and 2002 and
for the Year Ended December 31, 2003,
Supplemental Schedule for the Year
Ended December 31, 2003 and Report of
Independent Registered Public
Accounting Firm

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
700 Bridgewater Place
333 Bridge St., N.W.
Grand Rapids, MI 49504-5359
USA

Tel: +1 616 336 7900
Fax: +1 616 336 7950
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrators
Spartan Stores, Inc.
Savings Plus Plan for Union Associates
Grand Rapids, Michigan

We have audited the accompanying statements of assets available for benefits of Spartan Stores, Inc. Savings Plus Plan for Union Associates (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 1, 2004

Member of
Deloitte Touche Tohmatsu

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
CONTRIBUTIONS RECEIVABLE	$ 30,246	$ 47,564
INVESTMENTS:		
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust	21,464,778	16,506,912
Participant loans	814,968	936,583
ASSETS AVAILABLE FOR BENEFITS	$ 22,309,992	$ 17,491,059

See notes to financial statements.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$ 17,491,059
ADDITIONS:	
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust—	
Net appreciation in value of investments	4,163,776
Dividends	217,538
Interest	63,218
Total net investment gain	4,444,532
Employee contributions	1,580,604
Total additions	6,025,136
DEDUCTIONS:	
Distributions paid to retired or terminated participants	(1,205,588)
Administrative expenses	(615)
Total deductions	(1,206,203)
NET INCREASE	4,818,933
ASSETS AVAILABLE FOR BENEFITS—End of year	$ 22,309,992

See notes to financial statements.

1. THE PLAN

General—The following description of Spartan Stores, Inc. Savings Plus Plan for Union Associates (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for complete information.

The Plan was established January 1, 1988, and was amended September 1, 2000. On April 1, 2001, the Plan was further amended to allow participants to elect to invest in common stock of Spartan Stores, Inc. ("Spartan") effective as of August 1, 2001. The Plan is a defined contribution retirement plan established for all eligible union employees of Spartan and subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

All associates of the Company who are at least 21 years old and who are represented by the General Teamsters Union are eligible to participate in the Plan on the date of hire. However, temporary associates may begin to participate in the Plan upon completion of a "year of employment." A year of employment consists of at least 1,000 service hours in a 12-consecutive-month period. Eligible participants may enter the Plan on the date they meet the above eligibility requirements.

Contributions—Participants are eligible to contribute up to 75% of pay as tax-deferred contributions. However, the total elective deferral by a participant may not exceed $12,000 for calendar year 2003, with an additional $2,000 available to participants 50 years or over. This limitation will be increased annually for any cost-of-living adjustment provided under Internal Revenue Code Section 402(g).

Distributions—A participant is eligible to receive a distribution from the Plan of his/her total account balance when one of the following events occur: (1) termination of employment, (2) retirement, (3) attainment of age 59-1/2, (4) total and permanent disability or medical emergency, (5) death, or (6) financial hardship, subject to applicable limitations.

Vesting—All funds contributed to the Plan are 100% vested and nonforfeitable.

Payments of Benefits—Retired or terminated participants' accounts are normally distributed no later than 60 days after the last date of employment. All accounts less than $5,000 in value as of the last date of employment require a lump sum distribution; all participants with vested accounts equal to or greater than $5,000 are given the option for distribution or maintaining their accounts in the Plan. If the retired or terminated employee has not received a distribution within 60 days after the last date of employment, the account will be invested in the Putnam Stable Value Fund. As of December 31, 2003 and 2002, there were no amounts to be distributed to terminated and retired participants included in assets available for benefits.

Participant Accounts—Each participant's account is valued daily. The participant's account is allocated a portion of the net investment earnings or losses of the respective investment funds based on the average balance of the account as compared to the average balance of all other participants' accounts. The amount distributed to a participant shall equal the amount credited to his/her accounts as of the date his/her benefits in the investment funds are liquidated.

Investments—Participants direct the investments of their contributions into various investment options offered by the Plan. The Plan currently offers 16 mutual funds and common stock of Spartan as investment options for participants. Participants may change their investment options at any time.

Loans—Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan administrator at the time the loan is made. Principal and interest are paid ratably through payroll deductions which are remitted with each payroll deduction.

Administrative Expenses—The Plan pays fees associated with participant recordkeeping and the Plan sponsor pays fees associated with professional services rendered to the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition—Investments are recorded in the Plan's financial statements at fair value. Fair value is determined by closing market prices at the end of the Plan year. Unrealized appreciation or depreciation in the value of investments held at year-end and gains or losses on the sale of investments during the year are determined using the beginning of year market value or purchase price if acquired since that date. Participant loans are valued at the outstanding loan balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

Payments of Benefits—Benefits are recorded when paid.

Estimates and Assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

3. MASTER TRUST

The Plan's investments consist of an interest in Spartan Stores, Inc. Savings Plus Master Trust ("Master Trust"), a trust established by the Company and administered by Putnam Defined Contribution Plan Administration ("Putnam"). The Master Trust permits the co-mingling of the trust assets of the Plan, the Spartan Stores, Inc. Savings Plus Plan, the Spartan Retail Savings Plus Plan, and the Spartan Stores, Inc. Savings Plus Plan for J.F. Walker Associates for investment and administrative purposes. Putnam maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment account to the participating plans. The following is a summary of information regarding the trust, that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The assets of the Master Trust Fund at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Investments at fair value:		
Lord Abbett Midcap Value Fund	$ 3,087,970	$ 2,154,069
Neuberger Berman Genesis Advisor Fund	3,650,098	2,119,053
AIM Small Cap Growth Fund	1,610,346	659,546
PIMCO Total Return Fund	7,509,369	7,593,790
The George Putnam Fund of Boston	7,252,978	7,836,512
Putnam Investors Fund	15,611,438	15,355,264
Putnam Voyager Fund	17,802,639	16,849,735
Putnam Money Market Fund		19,699,748
Putnam Stable Value Fund	13,629,685	
Putnam OTC and Emerging Growth Fund	3,505,069	2,732,661
Putnam New Opportunities Fund	4,804,636	3,947,880
Putnam International Equity Fund	8,570,460	7,918,340
Putnam Fund for Growth and Income	2,743,116	2,005,574
Putnam S&P 500 Index	12,074,561	10,046,413
Putnam Asset Allocation: Growth Portfolio	2,556,756	2,023,772
Putnam Asset Allocation: Balanced Portfolio	6,178,206	6,154,027
Putnam Asset Allocation: Conservative Portfolio	3,103,639	2,891,447
Spartan common stock	5,043,702	1,578,260
TOTAL INVESTMENTS	$118,734,668	$111,566,091
Plan's investment in the Master Trust	$ 21,464,778	$ 16,506,912
Plan's percentage interest in total assets of the Master Trust	18.08 %	14.80 %

Interest and dividends and the net appreciation for all participating plans in the Master Trust for the year ended December 31, 2003 are summarized as follows:

Interest and dividends	$ 1,555,362
Net appreciation (depreciation) in value of investments:	
Mutual funds	19,694,704
Common stock	3,507,333
Total net appreciation	23,202,037
Net investment gain	$ 24,757,399

4. PRIORITIES UPON TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan and to discontinue contributions at any time.

Upon termination or partial termination, all expenses related thereto will be charged to the affected participants' accounts and all remaining assets are to be distributed to the participants as directed by the Plan Administrative Committee. Trust funds previously segregated due to retirement or other termination shall continue to be held by the Trustees and distributed as provided under the terms of the Plan.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain investments held by the Plan are managed by Putnam, the custodian and trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. As of December 31, 2003 and 2002, the Plan held $17,739,581 and $14,315,364, respectively, in such investments.

6. INTERNAL REVENUE SERVICE STATUS

The Internal Revenue Service has determined and informed Spartan by a letter dated August 16, 2002, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code ("IRC"). Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

EMPLOYER IDENTIFICATION NO. 38-0593940
PLAN NO. 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value
*	Putnam Investments	Participant loans, with rates ranging between 6.0% and 12.0%	$ 814,968

* Permitted party-in-interest.

Exhibit 23

Deloitte.

Deloitte & Touche LLP
700 Bridgewater Place
333 Bridge St., N.W.
Grand Rapids, MI 49504-5359
USA

Tel: +1 616 336 7900
Fax: +1 616 336 7950
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-66430 and No. 333-100794 of Spartan Stores, Inc. on Form S-8 of our report dated June 1, 2004, appearing in this Annual Report on Form 11-K/A of Spartan Stores, Inc. Savings Plus Plan for Union Associates for the year ended December 31, 2003.

Deloitte & Touche LLP

Grand Rapids, Michigan
August 5, 2004

EXHIBIT 99.1

CERTIFICATION

Solely for the purpose of complying with 18 U.S.C. § 1350, in connection with the Annual Report on Form 11-K/A, Amendment No. 1 (the "Report"), of the Spartan Stores, Inc. (the "Company") Savings Plus Plan for Union Associates (the "Plan") for the period ending December 31, 2003, each of the undersigned hereby certifies in his capacity as an officer of the Company that the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition of the Plan at the end of such period and the results of operations of the Plan for such period.

Craig C. Sturken
Chairman, President and Chief Executive Officer
Dated: August 5, 2004

David M. Staples
Executive Vice President and Chief Financial Officer
Dated: August 5, 2004

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

31221.31222 1018289-1

EXHIBIT 99.2

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

June 24, 2004

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of Spartan Stores common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 invested on March 25, 2000, and its value as of the end of each subsequent fiscal year shown below. Spartan Stores' fiscal year ends on the last Saturday of March each year.

	Initial Investment on 3/25/00 Value	3/31/01 Value	3/30/02 Value	3/29/03 Value	3/27/04 Value
Spartan Stores, Inc. Common Stock	$ 1,000.00	$ 980.85	$ 756.51	$ 233.39	$ 474.83

Spartan Stores common stock has been listed on the Nasdaq National Market System since August 2, 2000. Until August 2, 2000, there was no established public trading market for Spartan Stores' securities.

On August 2, 2000, each share of Spartan Stores Class A common stock, $2 par value, outstanding immediately prior to Spartan Stores' merger with Seaway Food Town, Inc., was converted into one share of Spartan Stores common stock, no par value. In addition, Spartan Stores declared a stock split pursuant to a dividend of 0.336 shares of common stock for each share of common stock outstanding immediately before the merger with Seaway Food Town. Accordingly, each share of Spartan Stores Class A common stock outstanding immediately prior to the merger with Seaway Food Town was converted into 1.336 shares of Spartan Stores common stock, rounded up to the nearest whole share.

Prior to August 2, 2000, pursuant to Spartan Stores' bylaws, Spartan Stores' board of directors periodically (usually annually) established the price, referred to as the "**trading value**," at which Spartan Stores issued and purchased its Class A common stock. The board determined the trading value, in its sole and absolute discretion, based upon Spartan Stores' financial condition, results of operations, operating trends, market conditions, the state of the economy, and such other factors that the board deemed appropriate. The board set the trading value at $13.30 per share of Class A common stock effective June 21, 1999 and $12.30 per share effective June 22, 1998. These trading values did not represent a price that was based on transactions effected in a public market for shares of Spartan Stores Class A common stock. Upon completion of the merger with Seaway Food Town, Spartan Stores' board discontinued its periodic determination of the trading value of the Spartan Stores common stock.

Spartan Stores paid cash dividends in the amount of $0.0125 per share during each of the four quarters in the fiscal year ending March 25, 2000. During the fiscal year ended March 31, 2001, Spartan Stores paid quarterly dividends of $0.0125 per share of Class A common stock for the first quarter, which ended on June 17, 2000, but did not pay any dividends for the other three quarters of that fiscal year. Spartan Stores did not pay any dividends on its common stock during the fiscal years ended March 30, 2002, March 29, 2003, and March 27, 2004.

Spartan Stores does not anticipate it will pay any dividends for the foreseeable future, but will invest any net earnings in its operations and to acquire additional retail operations. In addition, Spartan Stores' credit facility restricts its ability to pay dividends.